UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-41785

Able View Global Inc.

 (Exact name of Registrant as specified in its charter)

Floor 16, Dushi Headquarters Building

No. 168, Middle Xizang Road

Shanghai, 200001, People’s Republic of China

+86 185 0177 0425
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Able View Global Inc., a Cayman Islands exempted company, (the “Company”) furnishes under the cover of Form 6-K the following:

Exhibit.

Exhibit No.	Description of Exhibit
99.1	Press Release dated November 1, 2024, announcing that the Company has received notification regarding the failure to comply with the Nasdaq Minimum Bid Price Requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 1, 2024	Able View Global Inc.

	By:	/s/ Tang Jing
	Name:	Tang Jing
	Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

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